UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mavenir Systems, Inc.

(Name of Subject (Issuer))

Roadster Subsidiary Corporation

An indirect, wholly-owned subsidiary of

Mitel Networks Corporation

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Titles of classes of securities)

577675101

(CUSIP number of class of securities)

Mitel (Delaware) Inc.

7500 W. Boston Street

Chandler, AZ

(480) 961-9000

Attention: Greg Hiscock, Esq.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Adam M. Givertz, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$581,278,584	$67,544.57

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $17.76 (the average of the high and low prices per share of Mavenir common stock on March 30, 2015, as reported on the New York Stock Exchange) and (ii) 32,729,650 (estimated maximum number of shares of Mavenir common stock to be exchanged pursuant to the offer to exchange and the subsequent merger being the sum of (i) 29,079,214 shares of Mavenir common stock outstanding and (ii) 3,650,436 shares of Mavenir common stock issuable upon the exercise of outstanding options, each as of March 20, 2015).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction value by 0.0001162.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,405.28	Filing Party: Mitel Networks Corporation
Form or Registration No.: Form S-4	Date Filed: April 1, 2015
Amount Previously Paid: $42,139.29	Filing Party: Mitel Networks Corporation
Form or Registration No.: SCTO-T	Date Filed: April 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) originally filed with the Securities and Exchange Commission on April 1, 2015 and amended on April 10, 2015, April 16, 2015 and April 21, 2015 by Mitel Networks Corporation, a Canadian corporation (“Mitel”), and Roadster Subsidiary Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of Mitel Networks Corporation (“Purchaser”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Mavenir Systems, Inc., a Delaware corporation (“Mavenir”), in exchange for the Cash Consideration (as set forth on the cover page of the Offer to Exchange) per Share or the Share Consideration (as set forth on the cover page of the Offer to Exchange) per Share, in each case, without interest and less any applicable withholding taxes and subject to the election and automatic adjustment and proration procedures and on the terms and conditions contained in the Offer to Exchange, dated April 21, 2015 (the “Offer to Exchange”) and in the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On April 1, 2015, Mitel filed a Registration Statement on Form S-4 (file No. 333-203167), on April 10, 2015, Mitel filed Amendment No. 1 to the Registration Statement on Form S-4, on April 16, 2015, Mitel filed Amendment No. 2 to the Registration Statement on Form S-4 and on April 21, 2015, Mitel filed Amendment No. 3 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are included as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

All of the information set forth in the Offer to Exchange and the related Letter of Election and Transmittal, and any supplement thereto filed with the Securities and Exchange Commission (the “SEC”) by Mitel, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth in the Schedule TO.

The Schedule TO is amended and supplemented as follows:

Item 11 Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text to Item 11(c):

On April 27, 2015, Mitel announced that the Cash Consideration and the Share Consideration (each as defined in the Offer to Exchange) will equal $17.55 and 1.8320 Mitel Common Shares, respectively, in each case assuming that the Offer expires at 12:00 midnight, New York City time, on April 28, 2015 (one minute after 11:59 p.m., New York City time, on April 28, 2015). Mitel has determined the Cash Consideration and the Share Consideration based on the average of the volume weighted average price on the NASDAQ Global Market of a Mitel common share on each of the ten (10) consecutive trading days ending on and including the second trading day prior to April 28, 2015, or $9.5796. If the Offer is extended, Mitel will recalculate this information based on the later expiration date of the Offer and announce the new amounts by issuing a press release. As a result of proration, Mavenir stockholders will not know the amount of cash or Mitel common shares that they will receive in the Offer until after consummation of the Offer. Any questions regarding the calculation of the Cash Consideration and the Share Consideration should be made to Mitel’s information agent for the exchange offer, Georgeson Inc., toll-free at 1-866-628-6021.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(AA) Press Release, dated April 27, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 27, 2015).

Item 12 Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 21, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 21, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(a)(5)(X)	Amended Complaint filed in connection with In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on April 7, 2015 (incorporated by reference to Exhibit 99.11 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(a)(5)(Y)	Current Report on Form 8-K of Mavenir Systems, Inc. dated April 10, 2015 (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 16, 2015).

(a)(5)(Z)	Memorandum of Understanding, dated April 20, 2015, by and among the parties to the Consolidated Action (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 21, 2015).

(a)(5)(AA)	Press Release, dated April 27, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 27, 2015).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, and the amendment thereto, dated April 10, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015

MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Steven E. Spooner
Title: Chief Financial Officer

ROADSTER SUBSIDIARY CORPORATION

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: Secretary

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 21, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 21, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(a)(5)(X)	Amended Complaint filed in connection with In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on April 7, 2015 (incorporated by reference to Exhibit 99.11 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(a)(5)(Y)	Current Report on Form 8-K of Mavenir Systems, Inc. dated April 10, 2015 (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 16, 2015).

(a)(5)(Z)	Memorandum of Understanding, dated April 20, 2015, by and among the parties to the Consolidated Action (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 21, 2015).

(a)(5)(AA)	Press Release, dated April 27, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 27, 2015).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, and the amendment thereto, dated April 10, 2015 by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).